Graydon Head & Ritchey LLP

1900 Fifth Third Center

Cincinnati, OH 45202

Richard G. Schmalzl Direct: (513) 629-2828 rschmalzl@graydon.com	December 8, 2008

VIA EDGAR - CORRESP

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. William Friar
Mr. Gregory Dundas

Re:	Fifth Third Bancorp Response to Staff Comments
on Preliminary Proxy Filing

Dear Messrs. Friar and Dundas:

On behalf of Fifth Third Bancorp, we have prepared this letter in response to the Staff’s comments provided on December 3, 4 and 5, 2008 relating to the preliminary proxy statement filed on November 28, 2008 relating to its Special Meeting of Shareholders scheduled for December 29, 2008. Fifth Third’s responses set forth below correspond to the applicable comment number as set forth in the Staff’s comments letter dated December 3, 2008.

Comment 1: Fifth Third has revised page 2 of the proxy statement as requested to disclose the percentage of risk weighted assets represented by the anticipated investment by the Department of Treasury pursuant to the TARP CPP and the percentage of outstanding common shares represented by the related warrants issuable to the Department of Treasury.

Comment 2: Fifth Third has revised page 14 under “Limitations on Executive Compensation” to disclose that the Company’s affected executive officers have agreed to any and all modifications that may be needed to comply with the EESA limitations on executive compensation.

Comment 3: As discussed with the Staff, Fifth Third has included the financial information called for by Item 13 of Schedule 14A, which we believe is fully responsive to the comments set forth in the Staff’s December 3, 2008 comment letter.

In addition, in response to the Staff’s comments provided by telephone on December 4 and 5, 2008, Fifth Third has included (i) on page 2, a new Q & A that sets forth the intended use of proceeds from the Department of Treasury’s anticipated investment pursuant to the TARP, (ii) in footnote (2) to the pro forma data set forth on pages 15 and 16, the current target federal funds rate used by Fifth Third to determine the pro forma adjustments, and (iii) in footnote (4) to the pro forma data set forth on pages 15 and 16, the amount of accretion for the discount. As discussed with the Staff, Fifth Third eliminated the pro forma balance sheet data as of December 31, 2007 as such data is not material nor required by Item 13.

Securities and Exchange Commission

December 8, 2008

In connection with responding to the Staff’s comments, Fifth Third Bancorp acknowledges that (i) Fifth Third Bancorp is responsible for the adequacy and accuracy of the disclosures in its proxy materials relating to its Special Meeting of Shareholders scheduled for December 29, 2008, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Fifth Third Bancorp’s proxy materials relating to such Special Meeting, and (iii) Fifth Third Bancorp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on our conversation with the Staff, we believe that Fifth Third’s definitive proxy materials and this letter are fully responsive to the Staff’s comments. In the event that the Staff would have any additional questions, please contact the undersigned at (513) 629-2828 or at rschmalzl@graydon.com or by fax at (513) 333-4326.

Thank you.

Sincerely yours,

GRAYDON HEAD & RITCHEY LLP

/s/ Richard G. Schmalzl
Richard G. Schmalzl

enc

cc:	H. Samuel Lind, Esq.
Fifth Third Bancorp